May 27, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	1847 Goedeker Inc. (“Company”)
Registration Statement on Form S-1
(File No. 333-255709) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 25, 2021, in which we, ThinkEquity, a division of Fordham Financial Management Inc.., as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Wednesday, May 26, 2021, at 5:00 p.m., ET, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

THINKEQUITY

A Division of Fordham Financial Management, Inc.

By:	/s/ Kevin Mangan
	Name:	Kevin Mangan
	Title:	Managing Director, Head of Equity Syndicate